UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No.         )*

                          MERIDIAN NATIONAL CORP.
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                             (Name of Issuer)

                                Common Stock
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                      (Title of Class of Securities)

                                  58977410
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                              (CUSIP Number)


                   Glenn E. Morrical, Arter & Hadden,
        925 Euclid Avenue, Suite 1100, Cleveland, Ohio  44115
                              (216) 696-3431
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             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                               July 26, 1995
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      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO.   58977410

(1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    George S. Hofmeister  (S.S.N. ###-##-####)
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                          (b)  [X]
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(3) SEC USE ONLY
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(4) SOURCE OF FUNDS*

    PF (Personal Funds)
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:

        (7)   SOLE VOTING POWER

              172,921
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        (8)   SHARED VOTING POWER

              0
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        (9)   SOLE DISPOSITIVE POWER

              172,921
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        (10)  SHARED DISPOSITIVE POWER

              0
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      172,921
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES*                             [X]
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
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(14)  TYPE OF REPORTING PERSON*

      IN (Individual)
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP NO.   58977410


                          Meridian National Corp.


Item 1.  Security and Issuer

     This statement relates to the Common Stock of Meridian
National Corp., a Delaware corporation (the "Company").  The
Company's principal executive offices are located at 805 Chicago
Street, Toledo, Ohio  43611.


Item 2.  Identity and Background

     Name of Filing Person:

     This statement is filed on behalf of George S. Hofmeister, an individual.


     Residence Address of Individual:

     George S. Hofmeister
     700 Highland Road
     Salem, Ohio 44460

     Present Principal Occupation or Employment and Name of
Employer:

     George S. Hofmeister
     Chairman and Chief Executive Officer
     EWI, Inc.
     manufacturing for automobile parts
     100 S. Broadway
     Salem, Ohio  44460

     Proceedings:

     During the last five years, George S. Hofmeister has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Citizenship:

     George S. Hofmeister is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

     George S. Hofmeister is the beneficial owner, or may be deemed to be the beneficial owner, of (a) 137,421 shares of Common Stock of the Company, for which he paid an aggregate of approximately $399,000, (b) 35,500 common stock purchase warrants (to expire in 1999) which he received in an exchange of preferred stock for common stock and warrants pursuant to the public offer to exchange made by the Company (which exchange offer expired in July, 1994) and (c) 27,000

                               SCHEDULE 13D

CUSIP NO.   58977410

 shares of Common Stock of the Company held in an individual retirement account for the benefit of Kay R. Hofmeister, Mr. Hofmeister's spouse. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly disclaims any beneficial ownership interest in the 27,000 shares held for his spouse's benefit. The source of cash consideration for the Common Stock actually acquired by the reporting person (and for the preferred stock that was exchanged by him) was personal funds without borrowing or otherwise obtaining these funds from a third party.


Item 4.  Purpose of Transaction

     Mr. Hofmeister has acquired an interest in the Company as an investment and with a view toward making a profit therefrom. Based on a number of factors, including the reporting person's evaluation of the Company's business prospects and financial condition, the market for the Company's shares, general economic and stock market conditions and other investment opportunities, the reporting person may purchase additional securities of the Company through open market or privately negotiated transactions, or may dispose of all or a portion of the securities of the Company now or hereafter owned by him.

     The reporting person does not have any plans or proposals which relate to or would result in:

          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

          Any material change in the present capitalization or dividend policy of the issuer;

          Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investments policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the issuer by any person;

          Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

          Any action similar to any of those enumerated above.

          The reporting person reserves the right to determine in the future to change the purpose or purposes described above.


Item 5.  Interest in Securities of the Issuer


     (a)  Aggregate Number and Percentage of Securities:

                               SCHEDULE 13D

CUSIP NO.   58977410

          Mr. Hofmeister is the beneficial owner of 172,921 shares of Common Stock of the Company, representing approximately 6.6% of the class based upon the number reported as outstanding as of July 7, 1995 in the Form 10-C of the Company filed August 4, 1995. Thirty-five Thousand Five Hundred (35,500) of such shares Mr. Hofmeister has the right to acquire upon the exercise of certain common stock purchase warrants. The reporting person expressly disclaims beneficial ownership of the 27,000 shares held by Mrs. Hofmeister's Individual Retirement Account.

     (b)  Power to Vote and Dispose:

          Mr. Hofmeister has sole power to vote and dispose of the 172,921 shares of Common Stock described in (a) above.
          Of such shares, 10,080 are held in accounts for the minor children of Mr. and Mrs. Hofmeister and 10,000 shares are held for the benefit of Mr. Hofmeister in a Keogh Plan. The 27,000 shares of Common Stock described in (a) above represent shares held in an Individual Retirement Account for the benefit of Mr. Hofmeister's spouse. Mr. Hofmeister expressly disclaims that he shares the power to vote and/or to dispose of such shares with his spouse.

   (iii)  Transactions Within the Past 60 Days:

          Within the past 60 days, Mr. Hofmeister has purchased shares of Common Stock in open market transactions on the Nasdaq Stock Market's National Market as follows:

          Date      Number of Shares    Price Per Share
          -------   ----------------    ---------------
          7/26/95   15,000(1)           $2.25
          7/26/95    5,000(1)           $2.31
          7/27/95   20,000(1)           $2.31
          7/28/95   20,000(1)           $2.31
          8/1/95     5,000(1)           $2.125
          8/2/95     5,000(1)           $2.0625
          8/10/95    7,200(2)           $2.00

          (1)  Through Individual Retirement Account or Keogh Plan
          (2)  For accounts of minor children

     (d)  Certain Rights of Other Persons:

          Not applicable.

     (e)  Date Ceased to be 5% Owner:

          Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The reporting person routinely discusses investment decisions with his spouse; however, the reporting person does not have any contract, arrangement, understanding or relationship with respect to securities of the Company. The reporting person has not pledged securities of the Company.


Item 7.  Material to be Filed as Exhibits

     None.

                               SCHEDULE 13D

CUSIP NO.   58977410

Signature

     After reasonable inquiry and to the best of the reporting person's knowledge and belief, the undersigned reporting person certifies that the information set forth in this statement is true, complete and correct.




Date:  September 22, 1995   Signature:   /s/ George S. Hofmeister

                                 Name:   George S. Hofmeister